[NEWHOLD LETTERHEAD]

June 24, 2021

VIA EDGAR & TELECOPY
Mr. Larry Spirgel

Mr. Matthew Crispino
Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	NewHold Investment Corp. (the “Company”)

Registration Statement on Form S-4

(File No. 333-255017) (the “Registration Statement”)

Dear Messrs. Spirgel and Crispino:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on June 25, 2021, or as soon thereafter as practicable.

Very truly yours,

NEWHOLD INVESTMENT CORP.

By:	/s/ Adam Deutsch
Name: Adam Deutsch Title: Chief Financial Officer